
WeStrive
RESHAPING PERSONAL TRAINING

Landscape

The Personal Training & Wellness space is seeing an uptick
both monetarily & in the community

2018 **Personal Training industry brought**	2016 **Certified Personal Trainers**
$9 Billion	300,000
In revenue	In the US, alone

Realizing there were key challenges in the personal training industry, WeStrive worked with **350+** personal trainers to collect feedback & data in order to find which key touchpoints could be improved upon…



https://www.ibisworld.com/industry-trends/specialized-market-research-reports/life-sciences/wellness-services/personal-trainers.html
https://www.bls.gov/ooh/personal-care-and-service/fitness-trainers-and-instructors.htm

WeStrive

WeStrive Private Training (SaaS)

Business Model #1

Problem

Personal Trainers

Want to train online and try to just figure it out along the way

-They end up-

Using PDF's, Excel, PayPal, and texting to run their business

-Which Leads To-

Hours of wasted time, money, and energy

-And our competition-

Have yet to offer a mobile solution for trainer's to run their business

Problem

Clients

A terrible client experience

Clients getting over-billed

Frustrated clients leaving the trainer

Clients have no progression tracking tools



Solution

WeStrive provide trainers with the software and foundation to build a successful business, save time, and improve client relationships

- Billing Software
- Program Creation Tools
- Client Management Dashboard
- Mobile/Web Client Progression Tracking
- Social App To Discover Additional Clients

Cy Zellner
Week 1
Day 1
Day 2
Day 3
Day 4
Day 5
Day 6
Day 7
Assign program
Workout
Add workout
Dashboard
Clients
Programs
Nutrition
Sales
Inbox
Exercises
Settings
Exercise
Cancel
Save
SuperSet

The WeStrive Marketplace

Business Model #2

Problem

Personal Trainers

Create **fitness programs** for their clients

Typically made in Excel or Notes App

Programs used once and **never used again**



Squat - 3X10
Pushups - 3x25
Pull-ups - 2xMax
Jog 3 laps
10 Minute Break
Jog 2 laps

Problem

Exercisers

Constantly bored of their routines

Unsure what workout to follow in the gym

Can't afford a personal trainer


Water

Solution

WeStrive takes these programs

Converts them into our app

And sells them to these people

***Trainers** discover a new revenue stream.*
***Exercisers** get the guidance they need.*
***Everyone** Wins.*


●●●○○ Sketch
42%
SuperSet
Burpee
15 reps
Crunch
12 reps
Rounds: 5
Rest time: 30 sec
30 seconds rest between each exercise. Hold the first set of curls for 30 seconds each.
Round 5
Exercise
lbs
Reps
Dips
170
x 15
Dumbbell Clean
160
x 14

Business Model #1

Subscription Model

Personal Trainers pay monthly to work with individual clients through our online platform

$32

WeStrive Monthly
Revenue Per Trainer

How It Works

Trainers Pay **$17/Month** Minimum
Includes Up to 5 Clients
Each additional client is $1.5-$2.5/Month

WeStrive's Collects **.75%** of
Sales per trainer

WeStrive's Collects **10 cents** on
each transaction

$26
Average Monthly Subscription

$5
Average WeStrive Sales
Revenue Per Trainer

$1
Average WeStrive Transaction
Revenue Per Trainer

Business Model #2

Marketplace Model

Personal Trainers sell workout plans on our In-App marketplace

15.75%
Average Percentage
Earned Each Sale

▶ Brand new revenue stream for personal trainers

▶ Trainers set their own prices for each of their programs

▶ Trainers earn 65% of every program sold

Community

We're more than just a platform



Trainer Marketing

WeStrive helps trainers promote their businesses through marketing features on the platform, as well as access to network of marketing experts to support their growth efforts.



Referral Program

Trainers earn $2.50/Month for every subscribing trainer they bring to WeStrive. A majority of our trainers work in gyms and love collaborating with their fellow trainers.



WeStrive Podcast

WeStrive brings the stories of successful entrepreneurs to inspire and motivate our training community. It also serves as an additional entry point to our platform.



Social Integration

We integrate our 1500+ exercise photos of real people from social media and encourage them to tag posts with #WeStrive and promote their photo in our app.



Roadmap

WeStrive is on track to become the number one
fitness platform

June 2018	December 2019	Summer 2020	Fall 2020	Spring 2021
Marketplace	**Private**	**Nutrition**	**Strategic**	**On-Demand**
Launched MVP on IOS/Android with over 350 personal trainers and hundreds of fitness plans.	Launch online private training platform, helping trainers build, operate, and grow their business	Integrate a nutritional management system, doubling our sales capacity through complimentary new features	White-label our platform for gyms, partnering with fitness clothing brands, and much more	Deploy On-Demand Location-Based training, bringing WeStrive trainers to the homes of millions around the world



Team



Cory McKane, CEO/Founder

Founder of WeStrive. Accountant by trade. Fitness expert. Funded 50% of WeStrive with personal funds. Relentless.



Alex Vasylyk, CTO

Serial entrepreneur. Co-Founder of StartupSoft, Safari Juice, Muza World and others. Dedicated to helping founders succeed. Visionary.



Sean Daly, Marketing Lead

Marketing & advertising executive. Worked with renowned brands such as Uber, Southwest, & Gatorade. Creative.



Ivanka Yakimchuk
Project Manager



Kevin Ngo
Financial Lead



Olya Moroziuk
UX/UI Lead



Amir Eldar
Lead Advisor

Competitive Summary

We understand our competition

	Primary Competition					Secondary Competition		
	WeStrive	TRAINERIZE	TRUE COACH	MY PT HUB		myfitnesspal	FITPLAN	fitbod
Private Fitness Training	✔	✔	✔	✔				
Program Marketplace	✔						✔	
Nutrition	2020					✔		
Social Media Platform	✔							
Mobile Workout Journal	✔							✔
Billing	✔	✔	Beta	✔				

This slide contains future projections that cannot be guaranteed.

Revenue Projections

Based on Financial Projections Document

PERSONAL TRAINERS	Subscriptions
2019	1,225
2020	12,250
2021	47,950
2022	110,250

**Life time value $384

Seed Funding Round I	2020	2021	2022
Private Training	$2,876,678	$13,653,977	$34,499,556
Fitness Plan Marketplace	$51,458	$512,100	$1,683,000
Nutrition & On-Demand	(EOY) $10,500	$2,013,663	$20,526,650
Expenses	$2,781,777	$11,519,338	$28,117,100
EBITA	$156,859	$4,660,402	$28,592,106

Private Training	Average Monthly Trainers		Trainer Average Monthly Subscription/Fees		2020 Private Annual Revenue
How we reached the projections for 2020	7,491	X	$32	=	$2,876,678

THANK YOU

INTERESTED IN A DEMO?

Cory McKane Faulkner

CEO/Founder

Cory@WeStriveApp.com

(509) 669-1070



Transform your **Online Business**
-Trainers-

Dashboard
Complete overview allowing trainers to send invoices & programs to any client

Clients
Snapshot of all clients, dive into client profiles, information, and progression

Programs
Create up to 6-month programs using the best program creator in the industry

Sales
Screenshot of revenues and track all private/marketplace sales

---

Cy Zellner

- Dashboard
- Clients
- **Programs**
- Nutrition
- Sales
- Inbox
- Exercises
- Settings

Wed, 15 July

‹ Week 1 ⌄

| Day 1 | Day 2 | Day 3 | Day 4 | Day 5 | Day 6 | Day 7 |

[Assign program] ⋮

Workout   [Add workout]

Exercise

Exercise*	Sets*	Reps*	Rest time*	Please type a note
Push-up with Single-leg R... ⌄	3	15	1 min	Type your note here...

My Exercises
Chin-up
Dumbbell Sumo Deadlift
Squat Jumps

PerFIcT Exercises
Crunch

Cancel   [Save]

	4x20 sec	A great progression from a regular Dumbbell Curls but remember to keep proper form.
	3x15 sec	
Cobra	3x20 sec	
Squat Jumps	4x25	

SuperSet   ✎ ✛ 🗑

| Dumbbell Sumo Deadlift | 15 reps | Rounds: | **4** | Who doesn't want to think they have super powers? Great stretch as well when you picture trying to touch the opposing walls with your. |
| Chin-up | 10 reps | Rest time: | **1 min** | |

3 Tabs for **Fitness** 2 Tabs for **Social**

WeStrive

Transform your **Workout**

-Exercisers-



Sketch
42%
WeStrive
What's on your mind?
J_rob12
yesterday at 7:05 PM
Just killed that new CrossFit workout, anybody else tried Ultimate Cross Training?
125 upvotes
2 replies
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Jacob.Wong1
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Home Page

Post status updates, share programs, interact with friends

Marketplace

Discover, purchase, and follow thousands of fitness programs

Private Training

Follow the fitness & nutrition plans created by your private personal trainer

Progression

Workout journal, bodyweight tracker, progression photos, and more

Profile

View your posts, photos, programs, & settings